Exhibit 99.2

PERDIGÃO S.A.

Public Company

CNPJ/MF n.º 01.838.723/0001-27

RELEVANT FACT

The Management at Perdigão S.A. is seeking to improve the degree of corporate governance, and ensure equalization of shareholder rights, and greater visibility, transparency and liquidity for the shareholders and investors, as well as the creation of a solid basis for sustaining, growing and perpetuating the Company’s businesses and activities. As such and in compliance with paragraph 4 of article 157 of Law 6,404/76, as well as pursuant to CVM Instruction 358 of January 3 2002, the Company wishes to announce to its shareholders and to investors in general that:

The Board of Directors, at its meeting on February 17 2006, approved:

(I) the convening of an Extraordinary General Shareholders Meeting to be held on March 8 2006 to decide on the following matters:

a.                                  the conversion of the total sum of preferred shares of the Company into   common shares in the proportion of one preferred share to one common share;

b.                                 the stock split of 200% of the shares making up the Capital Stock, so for each share the shareholder will receive two new shares;

c.                                  the adhesion of the Company to the rules of the São Paulo Stock Exchange’s (Bovespa) Novo Mercado and the migration of trading of the shares issued by the Company to Bovespa’s Novo Mercado; and

d.                                 the revision of the Company’s Bylaws.

(ii)                             the convening of the Special Meeting Shareholders’ of the holders of preferred shares issued by the Company pursuant to article 136, paragraph 1 of Law 6,404 of December 15 1976, to decide on the conversion of the total number of preferred shares of Perdigão into common shares, and also to be held on March 8 2006. Should this proposal be approved, the right of withdrawal is guaranteed to shareholders holding such shares on February 20 2006, pursuant to the current legislation;

The Company’s listing on the Novo Mercado, as well as the effective conversion of preferred into common shares and the stock split, once approved by the Perdigão’s shareholders, shall take place on April 12 2006;

Information on the foregoing can be found in the site: www.perdigao.com.br/ri/eng, or by calling the investor relations area at (55 11) 37185301/5306/5465 – e-mail:acoes@perdigao.com.br

São Paulo, February 17 2006.

Wang Wei Chang

Chief Financial Officer